Exhibit M

FOR IMMEDIATE RELEASE

The Bolivarian Republic of Venezuela

JPMorgan Chase Bank, N.A.

February 18, 2005

CARACAS and NEW YORK — The Bolivarian Republic of Venezuela (the “Republic”) and JPMorgan Chase Bank, N.A., as fiscal agent under the Republic’s oil-indexed payment obligations (“Oil Obligations”), announced that the calculation agent, Espiñeira, Sheldon y Asociados, has delivered to the fiscal agent its calculation report for the determination period ended on August 31, 2004.

According to the calculation agent’s report, the reference price for the October 15, 2004 payment date is U.S.$28.4671 per Oil Obligation and the strike price for such date is U.S.$28.4539 per Oil Obligation. Accordingly, the Republic announced that a payment in the amount of U.S.$0.0132 per Oil Obligation, together with interest thereon from October 15, 2004 to the date of actual payment at a rate equal to LIBOR plus a margin of 13/16% per annum, will be made to holders of Oil Obligations in respect of the October 15, 2004 payment date. The Republic has established March 1, 2005 as the record date for the payment, which will be made on March 3, 2005 to all registered holders of Oil Obligations as of the record date. The fiscal agent will publish a notice in the Financial Times regarding such payment containing the information required by the terms of the Oil Obligations.

In accordance with its previous public announcements, the Republic confirmed that it established a trust account into which it deposited U.S.$30 million for the limited purpose of paying any amount due in respect of the October 15, 2004 payment date, as finally determined by the calculation agent. The Republic stated that payment of the amount due in respect of the October 15, 2004 payment date will be made from the funds deposited in the trust account.